August 23, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Jason Fox

Re:	Metropolitan Series Fund and Met Investors Series Trust (each a “Registrant” and together the “Registrants”) (File Nos. 811-3618 and 811-10183, respectively) December 31, 2011 Form N-CSR Filings

Dear Mr. Fox:

This letter responds to your comments of July 20, 2012 with respect to the above-referenced Form N-CSRs filed on March 5, 2012 for Metropolitan Series Fund and March 9, 2012 for Met Investors Series Trust.

General Comments

1.	Comment: For each series of the Trusts (each a “Portfolio”) that invests a significant amount of its assets in derivatives, provide a discussion in the Management Discussion of Fund Performance (“MDFP”) on how investments in such instruments affected performance during the period. (See, Barry D. Miller letter to the Investment Company Institute dated July 30, 2010 regarding Derivatives-Related Disclosures by Investment Companies (the “Letter”)).

Response: In drafting the MDFP for Portfolios that invest a significant amount of their respective assets in derivatives, the Registrants and the Portfolios’ adviser and sub-advisers have taken into consideration the guidance set forth in the Letter. When applicable, the MDFP in the Registrants’ shareholder reports discuss how derivatives have materially affected Portfolio performance during the reporting period.

2.	Comment: For all Portfolios, consider adding disclosure to the financial highlights that the total return stated in table does not reflect charges associated with investing in the variable insurance contracts.

Response: Beginning with the semiannual reports for the period ended June 30, 2012, the Registrants will add disclosure to the Financial Highlights stating that the total return percentages reported do not reflect any insurance, sales, separate account or administrative charges of variable annuity or life insurance contracts or any additional expenses that contract owners may bear under their variable contracts.

EDGAR Operations Branch

August 23, 2012

3.	Comment: Please modify the posted Statement of Additional Information for each Registrant to conform with Rule 498 which requires links within the document to the table of contents.

Response: Each Registrant’s posted Statement of Additional Information (“SAI”) now contains links within the SAI to the table of contents in accordance with the requirements of Rule 498.

Portfolio Specific Comments

AllianceBernstein Global Dynamic Allocation Portfolio

4.	Comment: For the AllianceBernstein Global Dynamic Allocation Portfolio, please explain why the use of the term “Global” in the name is not misleading given that it appears the Portfolio had 90% of its assets invested in the United States at the end of the reporting period.

Response: Met Investors Series Trust (“MIST”) does not believe the use of the term “global” in the name “AllianceBernstein Global Dynamic Allocation Portfolio” is misleading for the reasons set forth below. In accordance with its prospectus, the Portfolio allocates substantially all of its assets among individual securities, exchange-traded funds (“ETFs”) and derivatives, such as options, forwards, swaps and futures, to achieve targeted exposure on a passive basis (based on relevant indexes) to: global stocks (which include domestic equities and international equities) and global bonds (which include domestic government bonds and developed international government bonds). The Portfolio has a normal strategic allocation of 55% in global equities, 40% in global bonds and 5% in real estate securities. This strategic allocation is subject to dynamic allocations that adjust the Portfolio’s normal strategic allocation in an effort to respond to short-term market changes. The Portfolio’s asset allocation exposures may be implemented and adjusted either through transactions in individual securities, ETFs, or through derivatives, primarily through futures.

As disclosed in the Portfolio’s prospectus, the Portfolio maintains a significant percentage of its assets in cash and cash equivalent instruments (expected under normal market conditions to be approximately 25% of the Portfolio’s assets), which serve as margin or collateral for the Portfolio’s obligations under derivative transactions. As of December 31, 2011, approximately 39.9% of the Portfolio’s net assets were represented by repurchase agreements that served as cash collateral in connection with the Portfolio’s derivative positions, some of which provided the Portfolio with non-U.S. exposure.

As of December 31, 2011, the Portfolio had both U.S. and non-U.S. exposure to equity and fixed income securities. The Portfolio’s non-U.S. exposure included exposure to Australia, France, Germany, Hong Kong, Italy, Japan, Spain, Switzerland and the United Kingdom. Although the Portfolio’s exposure to the U.S. as of December 31, 2011 represented 90.1% of the Portfolio’s net assets, that percentage does not reflect the full extent of the Portfolio’s exposure to investments throughout the world. As of December 31,

EDGAR Operations Branch

August 23, 2012

2011, the Portfolio’s exposure to non-U.S. equities and non U.S. fixed income through individual securities, ETFs and derivatives represented approximately 18% and 6%, respectively. Evaluating the Portfolio’s non-U.S. exposure on the basis of the Portfolio’s net assets can understate the extent of that exposure for a variety of reasons. First, the derivative instruments that the Portfolio may use to implement its asset allocations may be purchased with a fraction of the assets that would be needed to purchase individual securities directly, which means that the percentage of the Portfolio’s net assets that are represented by non-U.S. countries will be less when it obtains exposure indirectly through derivative transactions than when it obtains exposure directly through individual equity and fixed income securities. Second, the Portfolio maintains a significant percentage of its assets in cash or cash equivalent instruments (e.g., repurchase agreements) that serve as margin or collateral for the Portfolio’s obligations under derivative transactions. The Portfolio’s cash and cash equivalents generally will be represented by U.S. dollars or U.S. securities, regardless of whether the derivative positions they support provide the Portfolio with U.S. or non-U.S. exposure. As a result, the Portfolio’s U.S. exposure as a percentage of net assets will suggest greater U.S. exposure than is actually the case. Third, the Portfolio’s assets that are held in the form of cash and cash equivalent instruments may represent a small percentage of the Portfolio’s notional exposure to the different asset classes that are implemented through the derivative instruments that the cash and cash equivalent instruments support. Again, the Portfolio’s exposure to the U.S. exposure as a percentage of net assets will suggest greater U.S. exposure than is actually the case.

MIST notes that Rule 35d-1 under the Investment Company Act of 1940 does not apply to the term “global.” MIST also notes that the staff of the Securities and Exchange Commission’s Division of Investment Management (the “Division”) has indicated in prior statements that when determining whether a particular name is misleading, the staff of the Division will consider whether the name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or the risks of those investments. The staff of the Division also has previously expressed its view that the term “global” connotes diversification among investments in a number of different countries throughout the world and it would expect that a fund using the term global in its name would invest its assets in investments that are tied economically to a number of countries throughout the world.

As of December 31, 2011, the Portfolio had exposure to nine countries throughout the world, not including the U.S. Consequently, the Portfolio’s exposure to investments in those countries was tied economically to those countries. Based on the foregoing, MIST believes that the Portfolio’s investments are consistent with the expectations of the staff of the Division for funds using the term “global” in their names.

PIMCO Total Return

5.	Comment: For the PIMCO Total Return Portfolio, the table regarding Level 3 securities lists an amount of ($175,475) under “Change in Unrealized Depreciation.” Please explain the activity that occurred between 2010 and 2011 that resulted in this number.

EDGAR Operations Branch

August 23, 2012

Response: In the table regarding Level 3 securities, the amount disclosed under the heading “Change in Unrealized Depreciation” relates to two corporate bonds held by the PIMCO Total Return Portfolio, one issued by Washington Mutual (WAMU) and the other by GMAC Mortgage Corporation (GMAC). As of December 31, 2010, the bonds had in the aggregate net unrealized appreciation in the amount of $175,485. During 2011, GMAC was partially sold and had unrealized appreciation in the amount of $20 as of December 31, 2011. WAMU, which was an interest only security, paid down its full face value during 2011, resulting in that bond having unrealized depreciation in the amount of ($175,495) as of December 31, 2011. When the unrealized appreciation from the GMAC bond was netted against the unrealized depreciation from the WAMU bond ($20 - $175,495 = ($175,475)) it resulted in net unrealized depreciation in the amount of ($175,475), which is the amount reported in the Level 3 securities table under the heading “Change in Unrealized Depreciation.”

6.	Comment: For the PIMCO Total Return Portfolio, footnote (e) to the statement of assets and liabilities discloses $496,301,094 relating to forward sales commitments; however, the line item tied to footnote (e) shows $498,994,790 in forward sales commitments.

Response: With respect to the PIMCO Total Return Portfolio’s statement of assets and liabilities, the $496,301,094 that is disclosed in footnote (e) to the statement of assets and liabilities represents the proceeds on forward sales commitments. This amount is also disclosed in the forward sales commitments table immediately following the schedule of investments. Beginning with the semiannual reports for the period ended June 30, 2012, the Registrants, when applicable, will include disclosure in a footnote to the statement of assets and liabilities that the amount disclosed in the footnote represents proceeds on forward sales commitments.

Very truly yours,

/s/ Michael P. Lawlor
Michael P. Lawlor